Exhibit 99.1

DRAGONWAVE EXPANDS PORTFOLIO WITH INTRODUCTION OF HARMONY EBAND

Company’s newest radio system targets 70-80 GHz spectrum, offering a cost effective, extended reach solution for fronthaul, macro backhaul and small cell deployments

Ottawa, Canada, February 19, 2014 - DragonWave® Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced it has expanded its product portfolio with the introduction of the Harmony Eband, a compact, lightweight radio that operates in the 70-80 GHz spectrum with low-energy consumption. The Harmony Eband provides an enhanced option for mobile backhaul markets, providing reach comparable at 23-38 GHz, higher capacity and a lower OPEX expansion solution.  It is also ideally suited for urban and small cell deployments, and comes equipped with multiple ports and a proprietary mechanical design for self-weatherization that simplifies installation and saves on deployment cost.  With its integrated switch, Harmony Eband delivers a complete, all-outdoor solution and delivers the industry’s first uncompressed CPRI transport mode that enables wireless fronthaul.

See Harmony Eband on display at Mobile World Congress in DragonWave Stand Hall 7, #7E12.

“Clearly DragonWave has a strong understanding that as networks evolve, a range of solutions is needed to meet all contingencies,” said Richard Webb, directing analyst, wireless for Infonetics Research. “The Harmony Eband operating in the 70-80 GHz spectrum offers operators an opportunity to utilize a large and generally untapped and affordable source of spectrum, helping them lower their OPEX and giving them more options to build out the most efficient and well-planned networks for today and the future.”

Harmony Eband allows operators to tap into readily available spectrum that is generally available at a lower cost and more lightly licensed than lower frequency spectrum. Equipped with a number of features that increase spectral efficiency and that extend the radio’s reach, Harmony Eband also includes extensive networking capabilities compliant with the latest Carrier Ethernet standards. Harmony Eband’s industry leading performance is demonstrated by operation up to 64 QAM to achieve throughput of 2.6 Gbps full duplex in 500 MHz mode. Spectral efficiency is further enhanced by DragonWave’s Bandwidth Accelerator+, which delivers capacity of up to 4 Gbps.  Additionally, Harmony Eband features the DragonWave Reach Extender, leveraging Waveform and Modulation Adaptivity (WMA) and MIMO to extend the radio’s reach and deliver 3-7 KM links with high availability.  With an ultra-low delay mode and its CPRI interface, the Harmony Eband radio also supports fronthaul applications.

“The Harmony Eband truly rounds out the DragonWave product portfolio and its addition allows operators a product choice addressing nearly every possible spectrum, while also providing long-term viability and easy redeployment options in evolving network environments,” said Greg Friesen, vice president, Product Management, DragonWave. “Because it meets the capacity and latency requirements required to support fronthaul, macro backhaul and small cell aggregation, and is LTE synchronization ready, we view the Harmony Eband as an extremely viable and cost effective transport option for today’s networks, with future-proof capabilities that will carry over to support tomorrow’s networks, as well.”

About DragonWave Inc.

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024